Sterling Capital Family of Funds
Policy Manual

Section: Organization & Governance	Exhibit No. 1.12C

Effective Date: January 2011	Revision Date: August 2016

CODE OF ETHICS

I.	PREAMBLE

It is the policy of Sterling Capital Management (“Sterling”) that each employee should (1) at all times place the interests of the client first, (2) conduct all personal securities transactions in a manner that is consistent with the Code of Ethics (“Code”), (3) avoid any actual or potential conflict of interest or any abuse of the employee’s position of trust and responsibility, and (4) adhere to the fundamental standard that Sterling employees should not take inappropriate advantage of their positions.

All persons covered under this Code are required to comply with all applicable Federal securities laws. Sterling is required to provide a copy of this Code, and any amendments, to all employees. All employees will provide written acknowledgement of receipt of this code, and any amendments. Employees are required to report any violations, or suspected violations, to the Compliance Department, or to the President.

This Code of Ethics shall be governed by Rule 204A-1 of the Investment Advisers Act of 1940, and Rule 17j-1 of the Investment Company Act of 1940.

In connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client, employees shall not:

a)	Employ a device, scheme, or artifice to defraud a client

b)	Make to a client, or to Sterling, any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

c)	Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the client; or

d)	Engage in any manipulative practice with respect to the client or with respect to securities, including price manipulation.

Sterling is a subsidiary of BB&T Corporation. As such, this policy is subordinate to the BB&T Corporation Code of Ethics. Therefore, all Sterling employees must adhere to the higher standard of this policy or the BB&T Corporation Code of Ethics.

II.	STANDARD OF CONDUCT

Sterling Capital Management’s core philosophy is that employees are expected to act in an ethical manner at all times. This Code of Ethics includes detailed policies, procedures, and requirements. While reading and becoming familiar with the various parts of the Code, it is important to keep in mind the overriding idea that we have a strong fiduciary duty to clients, and we are all obligated to uphold that duty. The following are general principles underlying our policies and procedures:

1.	Employees and certain affiliated persons owe a duty at all times to conduct their affairs, including personal securities transactions, in such a manner as to (i) avoid serving their own personal interests ahead of the clients’ interest; (ii) avoid taking inappropriate advantage of their position with the Firm; (iii) avoid any abuse of their position of trust and responsibility; and (iv) disclose any actual or potential conflicts of interest.

2.	Independence in the investment decision-making process is paramount.

3.	Information regarding the identity of security holdings and client information is confidential.

4.	Sterling’s reputation is critical to the Firm’s ability to survive and grow. Honesty, integrity, and professionalism are integral determinants of Sterling’s reputation.

III.	GIFTS & ENTERTAINMENT

No employee shall make business decisions that are influenced or appear to be influenced by giving or accepting gifts, favors, entertainment, special accommodations or other items of material value.

Excluding Sterling sponsored events, employees are prohibited from receiving any gift(s) or item(s) of value with a combined retail value in excess of $400 per year (or such other value as stated in the BB&T Corporation Code of Ethics) from any entity that does business with or on behalf of Sterling or an advised mutual fund. In addition, providing gifts or gratuities to any person or entity that does business with Sterling is subject to the same limits described above. Individuals that are registered with FINRA must still comply with FINRA limits on gifts and gratuities.

No employee may give or accept cash gifts or cash equivalents (i.e., gift cards) to or from a client, prospective client, or any entity that does business with or on behalf of Sterling or any advised mutual fund.

Appropriate entertainment, such as dinner or sporting events, may be accepted only under the following circumstances: (1) the offer of entertainment must not be solicited, (2) the individual offering the entertainment must be present, and (3) the value of the entertainment must be reasonable and customary.

Employees are required to report to the Compliance Department any gifts or entertainment given or accepted except those intended to be shared with an entire office or department (e.g., Holiday gifts of chocolate, popcorn or lunch for the office).

IV.	POLITICAL CONTRIBUTIONS

Sterling believes it is important for employees to take an active interest in our political process. However, political contributions by employees of an investment adviser are highly regulated and can have material implications on the Firm’s ability to conduct business with government entities. The SEC imposes a two-year compensation ban for advisers if the adviser or certain of its employees (“Covered Associates”) make certain political contributions to an official of a government entity client. Covered Associates are those employees identified by the Compliance Department as being subject to the Rule. The Rule also prohibits an adviser from paying a third-party solicitor to solicit a government client for the adviser’s services, unless the solicitor is a broker-dealer or investment adviser registered with the SEC. Finally, the Rule prohibits an adviser and its employees from coordinating or soliciting any person or political action committee (“PAC”) to make contributions or payments to officials and certain state or local political parties.

Covered Associates are required to report all political contributions to the Compliance Department on a quarterly basis. A contribution means any gift, subscription, loan, advance, deposit of money or anything of value made for: (1) the purpose of influencing any election for a federal, state or local office; (2) payment of debt incurred in connection with such an election; or (3) transition or inaugural expenses of the successful candidate for state or local office (not of a successful candidate for federal office).

In addition, employees are reminded of their duty to uphold the reputation of the Firm. In this regard, employees are strongly encouraged to avoid any activity that may cause the appearance of impropriety. The public nature of political contributions makes this an extremely sensitive issue for the Firm.

Employees should consult the Compliance Department if they have any questions or concerns about political contributions or dealings with government officials.

V.	OUTSIDE ACTIVITIES

Employees are discouraged from serving in any capacity with an outside entity that does business with Sterling or BB&T. In particular, employees are prohibited from serving on the board of directors, or like capacity (i.e., general partner) of any company without the prior authorization of the Compliance Department. In determining whether to grant such authorization, the Compliance Department shall consider whether securities issued by the company are currently held, or potentially could be held, in client accounts. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm, and any portfolios or funds. Authorization of board service shall be subject to the implementation by the Firm of a “Chinese Wall”, or other procedures, to isolate the employee from making decisions about trading in the company’s securities.

Employees must disclose in writing all outside activities that could potentially cause a conflict of interest including directorships. The disclosure must be approved by the employee’s manager and the Compliance Department. Employees must annually certify all outside activities.

VI.	CONFIDENTIALITY

All information about the Firm’s clients, including former clients, is strictly confidential. Employees are prohibited from disclosing any information about clients such as client identity, security holdings, transactions, and investment advice, unless a client consents otherwise. Exceptions include where disclosure is necessary to provide the agreed upon services to the client, or as required by law.

VII.	GENERAL PERSONAL TRADING PROVISIONS

A.	Insider Trading

Employees are prohibited from trading, either personally or on behalf of others (including accounts managed by the Firm), while in possession of material non-public information. Employees are also prohibited from communicating material non-public information to others, in violation of the law. This activity is frequently referred to as “insider trading.” This policy applies to every officer and employee of the Firm, and extends to activity within and outside their duties at the Firm. Any questions regarding this policy should be referred to the Compliance Department.

The term “insider trading” is not defined in the federal securities laws, but generally refers to the following:

•	trading by an insider, while in possession of material non-public information, or

•	trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated, or

•	communicating material non-public information to others.

Before an employee trades on their own behalf or on behalf of others in securities of a company about which the employee may have potential insider information, the employee should ask one’s self the following questions:

•	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

•	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace?

If information is believed to be both material and non-public, or if one has questions as to whether the information is material and non-public, one should immediately contact the Compliance Department.

Information identified as potentially material non-public information may not be communicated to anyone, including persons within the Firm, except as provided above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed, and access to computer files containing material non-public information should be restricted.

No employee shall disclose information regarding client accounts, including trading information, except to authorized parties and then only on a need-to-know basis.

B.	Prohibition Against Front-Running and Scalping

Front-running involves trading in personal accounts before executing trades for client accounts. Because of the potential harm to clients, front-running is prohibited. For one, the investment professional’s personal trades may adversely impact the market and cause the client’s trade to be executed at a less favorable price. Further, in a volatile market, the investment professional that executes a personal trade prior to the client’s trade may usurp a favorable opportunity that will not be available subsequently.

Scalping involves purchasing a security in a personal account shortly before purchasing the same security in client accounts, then immediately selling the security from the personal account. Scalping is prohibited because it results in an employee’s interests being placed ahead of a client’s interest and hence is directly contrary to the fiduciary duty underlying the investment advisor / client relationship.

No employee shall purchase or sell, directly or indirectly, any security, or derivative thereof, in which they have any direct or indirect beneficial ownership and which to their actual knowledge at the time of such purchase or sale:

•	is being purchased or sold by any portfolio or fund managed by the Firm, or

•	is being considered for purchase or sale by Sterling on behalf of any portfolio or fund managed by the Firm.

C.	Purchases of Initial Public Offerings or Private Placements

Employees are prohibited from acquiring a beneficial interest in any security in an initial public offering (“IPO”), or other limited offerings such as private placements, without prior written approval of the Compliance Department.

Before granting such approval the Compliance Department should carefully evaluate such investment to determine if it could create a material conflict between the employee and a portfolio or fund managed by the Firm. The Compliance Department may make such determination by looking at, among other things, the nature of the offering and the particular facts surrounding the purchase. For example, the Compliance Department may consider approving the transaction if it is determined that: (i) the investment did not result from directing a portfolio, fund or Firm business to the underwriter or issuer of the security; (ii) the employee is not misappropriating an opportunity that should have been offered to a portfolio, fund, or the Firm; and (iii) the employee’s decisions for a portfolio, fund, or the

Firm will not be unduly influenced by his or her personal holdings but are based solely on the best interests of a portfolio, fund, or the Firm.

Any employee authorized to purchase securities in an IPO or private placement shall disclose that investment when they play a part in a portfolio’s, fund’s, or the Firm’s subsequent consideration of an investment in that issuer. In such circumstances, a decision to purchase securities of the issuer shall be subject to independent review by investment personnel with no personal interest in the issuer.

D.	Use of Limit Orders

Employees are prohibited from placing a “good until cancelled” order or any limit order which could cause a trade to be executed after pre-clearance has expired.

E.	Frequent Trading

Frequent trading in personal accounts is inconsistent with Sterling’s investment philosophy, and is generally prohibited. In addition, such trading may distract employees from their duty to service client accounts. The Compliance Department will monitor employee trading for such activity and report any issues to the President and the employee’s manager.

VIII.	PERSONAL TRADING RESTRICTIONS

A.	Definitions

1.	Advisory Representative: An Advisory Representative is any employee of Sterling whose office is not in the Raleigh, Charlotte, Richmond, King of Prussia, or Virginia Beach offices. However, certain employees meeting this definition may have their classification under this Code elevated.

2.	Access Person: An Access Person is any employee of Sterling (other than a Portfolio Manager) whose office is in the Raleigh, Charlotte, Richmond, King of Prussia, or Virginia Beach offices.

3.	Investment Person: An Investment Person is any employee of Sterling whose office is located in the Raleigh, Charlotte, Richmond, King of Prussia, or Virginia Beach offices, and has investment decision making authority for client accounts (i.e., Portfolio Manager).

The Compliance Department shall maintain a list of Advisory Representatives, Access Persons, and Investment Persons which shall be updated on a timely basis.

B.	Pre-Clearance Requirements

All Access Persons and Investment Persons must receive prior written approval from a Compliance Officer (or designee) before purchasing or selling securities in any account in which they have a beneficial interest and the transaction is not an Exempt Transaction. Pre-clearance should be requested by submitting a completed Pre-Clearance Request Form via e-mail to employeepreclearancerequest@sterling-capital.com.

Pre-clearance approval will expire at 4:00 p.m. of the next business day after pre-clearance was authorized. For example, pre-clearance received on Friday at 1:00 p.m. would expire at 4:00 p.m. the following Monday. If the trade is not completed before such pre-clearance expires, the employee must submit a new pre-clearance request. If an Access Person or InvestmentPerson, having previously received pre-clearance, becomes aware of any new information which could cause a conflict; such person is required to disclose this new information prior to executing their personal trade.

C.	Blackout Periods

1.          Advisory Representative: Except as otherwise permitted, Advisory Representatives are generally prohibited from executing a personal securities transaction on a day when any client account to which they are assigned has a pending “buy” or “sell” order in the same security unless and until that order is fully executed or has been withdrawn.

2.         Access Person: Except as otherwise permitted, Access Persons are generally prohibited from executing a personal securities transaction, in the same security, within two (2) business days following a trade in any client account or mutual fund managed in their respective office.

3.         Investment Persons: Except as otherwise permitted, Investment Persons are generally prohibited from executing a personal securities transaction, in the same security, within four (4) business days before and two (2) business days following a trade in any client account or mutual fund for which they serve as portfolio manager.

Any profits realized on prohibited trades may be required to be disgorged. A pattern of violations will result in disciplinary action and, if appropriate, dismissal.

D.	Transactions Exempt From Pre-Clearance

1.	Specific Security Types: Transactions in the following securities are exempt from pre-clearance:

a)	Direct obligations of the US Government;
b)	Bankers’ acceptances, bank certificates of deposit, and repurchase agreements;
c)	High quality short-term debt instruments (with a maturity of less than 366 days at issuance and rated in one of the two highest categories by a Nationally Recognized Statistical Rating Organization) including commercial paper or shares of money market or other mutual funds that limit their investments to these securities;
d)	Shares issued by registered open-end mutual funds, including any advised or sub-advised funds;
e)	Unit investment trusts;
f)	Exchange traded funds based on a broad-based market index;
g)	Securities issued by BB&T; and
h)	Any derivative security of any of the above.

Please note that closed-end funds DO require pre-clearance.

2.	Specific Transaction Types: The following transactions are exempt from pre-clearance:

a)	Purchases or sales over which the employee has no direct or indirect influence or control (including involuntary buys/sells effected via an options exercise);
b)	Purchases pursuant to an automatic investment plan (i.e., DRIP plans, 401k plan automatic rebalancing, etc.);
c)	Securities acquired by the exercise of rights issued pro rata by an issuer to all holders of a class of securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

Transactions exempt from pre-clearance are still subject to the reporting requirements.

E.	Rebalance Programs

From time to time, the Equity Departments will execute investment programs for a limited number of clients that are known as “rebalance” programs. One example of a rebalance is when a new portfolio is funded with cash, and it is modeled against the model portfolio. Another example is when cash flows into or out of an existing account, including Sterling Capital Funds’ portfolios. The result is that all stocks owned in the model would be purchased on behalf of that one client. Another example is where a client has equity and fixed income portfolios under management, and the overall equity allocation exceeds the prescribed target. A rebalance program may be initiated to sell a small portion of some or all stocks in the portfolio to reduce exposure to stocks. Rebalance programs typically do not generate high quantities of shares being traded in particular securities. Generally, pre-clearance will not be denied for personal securities transactions by Access Persons or Investment Persons in those securities that are part of the rebalance program.

F.	Other Exceptions

Transactions which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to a client account or mutual fund, and which are otherwise conducted in accordance with all applicable rules and regulations may be permitted within the discretion of the Chief Compliance Officer on a case-by-case basis. Any such permitted transactions are not exempted from the reporting requirements of this Code.

IX.	REPORTING and CERTIFICATION REQUIREMENTS

A.	Securities Subject to Reporting

The reporting requirements apply with respect to securities as to which the employee has “beneficial ownership,” i.e., securities held in the name of the employee or:

1.	A spouse or minor child;

2.	A relative sharing the same house;

3.	Any other person if, by contract, understanding or other arrangement, the employee has trading discretion, the benefits of ownership, or the right to vote or direct the sale of the securities (including, e.g., as part of an investment club); or

4.	Any other person if the employee can obtain ownership immediately or at some future time.

Reportable Security means any stock, bond, future, investment contract, or any other instrument that is considered a “security” under the Investment Advisers Act. The term “reportable security” is very broad and includes items you might not ordinarily think of as “securities” such as (this list is not all inclusive):

•	Securities held in an Individual Retirement Account (IRA);
•	Options on securities, on indexes and on currencies;
•	All kinds of limited partnerships;
•	Foreign unit trusts and foreign mutual funds;
•	Private investment funds, hedge funds, securities traded through investment clubs; and
•	Any derivative security of any of the above.

Reportable security does not include:

•	Direct obligations of the US Government;
•	Bankers’ acceptances, certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements; and
•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm.

Employees are required to report all holdings of, and transactions in, the Sterling Capital Funds.

B.	Reports and Certifications

 1. Initial Code of Ethics Report

The Initial Code of Ethics Report will be filed with the Compliance Department no later than 10 days within becoming an employee or the adoption of this Code of Ethics. The report will include all holdings in reportable securities. Reference IX.A above for information on securities subject to reporting.

The report will include (i) the title and ticker symbol or cusip of each security, type of security, number of shares and principal amount (if applicable) of each reportable security in which the employee has any beneficial ownership; (ii) the name of any broker, dealer or bank with which the employee maintains an account in which any securities are held for the employee’s direct or indirect benefit and (iii) the date the report is submitted.

The Initial Code of Ethics Report will also include a Certification that they have: (i) read and understood all the provisions of the Code; (ii) recognized that they are subject to the Code; (iii) and complied with all requirements of the Code.

2. Quarterly Transaction Certification

The Quarterly Transaction Certification will be filed with the Compliance Department no later than 30 days after the end of each calendar quarter. The employee’s transaction certification must include information on any new account that was opened during the quarter containing securities held for the direct or indirect benefit of the employee: (i) the name of any broker, dealer or bank where the new account was established, (ii) the date the account was established and (iii) the date the report was submitted.

The certification will include information about each transaction involving a reportable security in which the employee had, or as a result of the transaction acquired, any direct or indirect beneficial ownership. The certification will include: (i) the date of the transaction, the title and ticker or cusip of the security, interest and maturity (if applicable) the number of shares, and the principal amount (if applicable) of each reportable security, (ii) nature of the transaction (buy or sell), (iii) the price of the security at which the transaction was effected (iv) the name of the broker/dealer, or bank with which the transaction was effected and (v) the date the report was submitted.

3. Annual Holdings Certification

The Annual Holdings Certification will be filed with the Compliance Department no later than 30 days after the end of each calendar year. The Annual Holdings Certification will include (i) the title and ticker symbol or cusip of each security, type of security, number of shares and principal amount (if applicable) of each reportable security in which the employee has any beneficial ownership; (ii) the name of any broker, dealer or bank with which the employee maintains an account in which any securities are held for the employee’s direct or indirect benefit and (iii) the date the report was submitted.

Information provided by the employee must be current as of no more than 45 days before the certification is submitted. Even if you have no reportable securities accounts or transactions, you must complete the section of the above-mentioned forms that so states.

4. Annual Acknowledgement of Code of Ethics Certification

The Annual Acknowledgement of Code of Ethics Certification will be filed with the Compliance Department no later than 30 days after the end of each calendar year. The Annual Acknowledgement will ask the employee to certify that they have: (i) read and understood all the provisions of the Code; (ii) recognized that they are subject to the Code; (iii) and complied with all requirements of the Code.

5. Acknowledgements of Amendments

All employees shall receive amendments to the Code and must acknowledge that they have (i) received a copy of the amendment; (ii) read and understood the amendment; (iii) and agreed to abide by the Code as amended.

C. Transactions Exempt from Reporting Requirements

Reporting is not required for any securities held in an account over which no direct or indirect influence or control (i.e., blind trust). In addition, transactions effected pursuant to an automatic investment plan are not required to be reported.

D. Requirement to Provide Statements

All employees subject to this Code of Ethics are required to provide duplicate brokerage statements and confirmations for all reportable securities.

E. Conflicts of Interest

Every employee shall notify the Compliance Department of any actual or potential conflict of interest, such as the existence of any economic relationship between their personal securities transactions and investment decisions for client accounts.

F. Privacy of Reported Information

All information reported pursuant to the Code of Ethics shall be confidential and will be maintained in secure storage at all times. The information will only be shared with supervisory personnel within the Firm as needed to evaluate potential violations of the Code, or with counsel and/or regulatory authorities upon appropriate request.

X.	SOCIAL MEDIA GUIDELINES

This Section outlines the acceptable and unacceptable use of any technology equipment (both work and home) by all supervised employees of Sterling as it relates to blogs and/or social networking sites. The information posted to social networking sites is in the public domain and may reflect on Sterling’s business. These restrictions are in place for the protection of all employees and the Firm.

A.	General Principals

Since the nature of social media tools is a means of mass communication, regulators may treat anything posted on these sites as Firm advertising. As such, these postings would be subject to the same rules and restrictions as other advertising. Except as described below, employees may NOT maintain a personal website, internet, or social media profile which identifies them as an employee of Sterling without prior approval from the Chief Compliance Officer. Further, employees are prohibited from providing a referral, reference, or endorsement for current or former employees of Sterling.

B.	Use of LinkedIn.com

Employees may maintain an account at LinkedIn.com which identifies them as an employee of Sterling. However, the profile must be limited to personal biographical information and may not include other information about the Firm, its advisory activities, securities information, or other investment related content. In addition, employees must ensure that their profile information remains accurate at all times, and may not post comments which reflect negatively on the Firm. This includes not permitting “online connections” to post comments, positive or negative, about the Firm.

In order to avoid the perception that an endorsement or recommendation is a testimonial, which is prohibited by the SEC, employees must hide the endorsements and recommendations on their LinkedIn Page.

Sterling will seek to control the Firm name on LinkedIn.com and may periodically review individuals who claim to be current or former employees of the Firm.

C.	Messaging

Employees should not use the email or messaging function on any social or professional networking sites for communication that is required to be maintained under securities laws, including: all communications with clients, portfolio trading instructions, or any other communication involving the Firm or its clients. If an employee must use personal email to communicate (such as during a business continuity event), the employee should copy (“cc”) their Firm email address to ensure that the record is properly maintained.

D.	Bulletin Boards, Blogs and Chat Rooms

The use of internet or third-party news groups, interactive electronic conversations (through direct links or “chat rooms”), bulletin boards, blogs and the like to discuss Firm business are prohibited without prior approval of the Chief Compliance Officer. This prohibition applies even when using a personal account or do not identify yourself as an employee of the Firm. In addition, information obtained from these sources may be considered material, non-public information and subject to severe restriction on its use and redistribution.

XI.	REPORTING OF VIOLATIONS

Employees are required to report any apparent or suspected violation of the Code promptly to a member of the Firm’s Compliance Department. Such reports will be investigated promptly. The Chief Compliance Officer shall report all violations of the Code to the Management Committee. In addition, violations by employees involved with any advised or sub-advised mutual fund will be reported to the compliance officer of the respective fund.

XII.	MONITORING OF PERSONAL SECURITIES TRANSACTIONS

The Compliance Department will periodically review personal securities transactions and holdings reports to ensure adherence to this Code.

XIII.	SANCTIONS

Strict compliance with the provisions of this Code shall be considered a basic condition of employment with Sterling Capital Management. It is important that employees understand the reasons for compliance with this Code. Sterling’s reputation for fair and honest dealing with its clients and the investment community in general, has taken considerable time to build. This standing could be seriously damaged as a result of even a single security transaction considered questionable in light of the fiduciary duty owed to our clients. Employees are urged to seek the advice of the Compliance Department with any question as to the application of this Code to their individual circumstances. Employees should also understand that a material breach of the provisions of this Code will be forwarded to Sterling’s Executive Management Committee for review and may constitute grounds for termination of employment with Sterling.

Sterling encourages all employees to promptly report any known violations of this code to the Compliance Department. Upon discovering that an employee has not complied with the requirements of this Code, Sterling’s Chief Compliance Officer and/or Management Committee may impose on that person an appropriate sanction, including, but not limited to a warning, disgorgement of profits, fine, suspension or termination of employment.

XIV.	RETENTION OF RECORDS

The Compliance Department shall maintain the following records as required under Rule 204A-1 of the Investment Advisers Act of 1940, and Rule 17j-1 of the Investment Company Act of 1940:

1.	A copy of any Code of Ethics in effect within the most recent five (5) years;

2.	A list of all persons required to make reports hereunder within the most recent five (5) years and a list of all persons who were responsible for reviewing the reports, as shall be updated by the Compliance Department;

3.	A copy of each report submitted by an employee hereunder, for a period of five (5) years from the end of the fiscal year in which it was made;

4.	A record of any material violation of the Code and any action taken as a result of such material violation, for a period of five (5) years following the end of the fiscal year in which the material violation occurred; and

5.	A copy of any memorandum or report completed by the Compliance Department that describes any material issues arising under the Code and certifies that the Firm has adopted procedures reasonably designed to prevent employees from violating the Code of Ethics.